Filed Pursuant to Rule 433

Registration No. 333-176616

September 19, 2013

PRICING TERM SHEET

3.700% Medium-Term Notes due 2020

Issuer:	UDR, Inc.

Security:	3.700% Medium-Term Notes due 2020

Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.

Size:	$300,000,000

Maturity Date:	October 1, 2020

Coupon:	3.700%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2014

Price to Public:	99.981% plus accrued interest from September 26, 2013

Denominations:	$1,000 and integral multiples of $1,000

Benchmark Treasury:	2.125% due August 31, 2020

Benchmark Treasury Price/Yield:	100-04+ / 2.103%

Spread to Benchmark Treasury:	+ 160 bps

Yield:	3.703%

Make-Whole Call:	T+25 bps

Trade Date:	September 19, 2013

Settlement Date:	September 26, 2013

CUSIP:	90265EAH3

Joint Bookrunning Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or by calling Morgan Stanley & Co. LLC at 1-866-718-1649.